Corporate Communications



Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE EUROPEAN ECONOMIC AREA, THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA AND JAPAN

August 23, 2007

Media Release

Holcim plans to substantially increase its stake in Ambuja Cements in India

Holcim plans to further expand its 32.3 percent stake in the Indian Group company Ambuja Cements Ltd (ACL) and acquires from the founding families another 3.9 percent of ACL at INR 154 per share corresponding to approximately USD 220 million. The purchase is subject to the approval of the Reserve Bank of India. The families will continue to hold a stake in ACL. They will stay closely engaged with Holcim and the company, and will further support the growth and development of Holcim's position in India. Suresh Neotia will continue as Chairman and Narotam Sekhsaria as Vice Chairman on the Board of Directors of ACL and will play a significant role for the benefit of the company.

With the purchase of this block of shares of ACL Holcim exceeds the limit of 5 percent per fiscal year and is obliged to make an offer to the other shareholders according to the Indian takeover code. Therefore, the Group will launch a public takeover offer for another 20 percent of the share capital at a price of INR 154 per share. Subject to the approval of the Indian authorities, Holcim expects this transaction, worth a maximum of around USD 1.12 billion, to be concluded by the end of November 2007. The offer price represents a premium of approximately 20 percent over the average price of the share on the National Stock Exchange for the last two weeks.

Provided that the public offer is accepted in full, Holcim's stake in ACL will rise to more than 56 percent. The corresponding total investment of USD 1.34 billion would be financed entirely through internal resources and existing credit facilities.

India is the second largest cement market worldwide with high growth potential. ACL as a leading cement supplier in India, will increase its annual cement capacity from 18 to 21 million tonnes by the end of the year. An additional 5 million tonnes are under construction in Bhatapara (State of Chhattisgarh) and Rauri (Himachal Pradesh), which will come on stream in 2009.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt

including services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

Legal Notice:

Important Notice regarding Ambuja Cements Ltd: The offer for the shares in the Ambuja Cements Ltd will be made in compliance with the Indian Takeover Code, as supervised by the Securities and Exchange Board of India. Investors outside of India are advised to consult their legal and financial advisers as to whether, and under what circumstances, they are allowed to tender their shares and accept payment of the purchase price in the offer. The offer is not being made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) of interstate or foreign commerce of, or any facilities of a national, state or other securities exchange of, European Economic Area, United States of America, Canada, Japan, Australia or any jurisdiction where it would be unlawful to be made and the offer will not be capable of acceptance by any investors residing in, or from, the European Economic Area, United States of America, Canada, Japan, Australia or any jurisdiction where it would be unlawful to be made, unless an exemption applies under applicable law. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into the European Economic Area, United States of America, Canada, Japan, Australia or any jurisdiction where it would be unlawful to be made and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from European Economic Area, United States of America, Canada, Japan, Australia or any jurisdiction where it would be unlawful to be made, unless an exemption applies under applicable law.

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Tel. +41 58 858 87 10
Fax +41 58 858 87 19

Media release

Holcim continues on a successful track
Above-average organic growth
Significantly higher consolidated result

- **Higher deliveries in all segments**
- **Net sales increase 19.5 percent to CHF 13 billion**
- **Operating EBITDA lifted 22.3 percent to CHF 3.3 billion**
- **Operating profit improves 24.8 percent to CHF 2.4 billion**
- **Capital gain of CHF 1.1 billion on sale of shareholding in South Africa**
- **Net income rises 162.7 percent to CHF 2.9 billion**
- **Net income (attributable to equity holders of Holcim Ltd) increases 195.1 percent to CHF 2.4 billion**

August 23, 2007

Improved margins

In the first half of 2007, Holcim significantly improved both its financial results and its margins. Factors which contributed to this were the favorable market environment, the successful integration of acquisitions and a further improvement in operating efficiency.

Group in million CHF	January-June 2007	January-June 2006	+/-%	April-June 2007	April-June 2006	+/-%
Net sales	13,002	10,879	+19.5	7,274	6,251	+16.4
Operating EBITDA	3,324	2,717	+22.3	1,982	1,716	+15.5
Operating profit	2,423	1,941	+24.8	1,519	1,314	+15.6
Net income	2,858	1,088	+162.7	2,328	815	+185.6
Cash flow from operating activities	1,733	816	+112.4	1,603	923	+73.7

Holcim achieved higher delivery volumes in all segments. Cement sales rose by 13.3 percent to 74.2 million tonnes. The most significant volume growth was attributable to new consolidations in Group region Asia Pacific. Sales of aggregates and ready-mix concrete differed considerably from region to region. They increased Group-wide due to acquisitions

and new installations by 3.2 percent to 87.3 million tonnes and by 2.4 percent to 21.2 million cubic meters, respectively.

Consolidated net sales rose by 19.5 percent to CHF 13.002 billion and operating EBITDA increased by 22.3 percent to CHF 3.324 billion. In most markets, pressure on costs in the energy sector was offset by price adjustments and operating improvements. The operating EBITDA margin increased by 0.6 percentage points to 25.6 percent, and internal operating EBITDA growth reached an impressive 12.5 percent.

At the beginning of June 2007, Holcim sold 85 percent of its 54 percent stake in Holcim South Africa to a consortium which satisfies Black Economic Empowerment requirements. The sale of the shareholding resulted in a capital gain of CHF 1.110 billion. Additionally, a special dividend of CHF 150 million net was received from South Africa, which led to an above-average increase in consolidated profit of 162.7 percent to CHF 2.858 billion. The proportion of Group net income attributable to shareholders of Holcim Ltd increased by 195.1 percent to CHF 2.423 billion. Cash flow from operating activities also increased sharply, reaching CHF 1.733 billion (first half of 2006: 0.816).

Sustained strong demand for building materials in Europe
In the first half of the year, economic conditions in Group region Europe were robust and the construction sector benefited from this favorable environment. In Western Europe, demand for construction materials in the UK and France increased, and in Switzerland and Germany consumption once again exceeded the prior year. Growth in the Spanish and Italian construction sectors leveled off slightly. The markets of central and southeastern Europe as well as Russia showed a continuing rise in construction activity.

Virtually all European Group companies sold more cement, and sales of aggregates and ready-mix concrete were also for the most part up. Holcim France Benelux recorded an increase in deliveries in all segments. Thanks to the strong order situation in northern France, it was possible to compensate for the temporary market lull in Belgium. Aggregate Industries UK posted higher sales volumes, and aggregates production in the Glensanda quarry in Scotland and the Torr quarry in England reached new highs. Sales of ready-mix concrete also increased in the UK. Holcim Spain recorded only slight increases in cement sales due to a leveling off of construction activity. Hesitant demand in Andalusia and on the Costa Blanca led to diminishing sales volumes in ready-mix concrete and aggregates. Holcim Italy sold more cement, but volumes decreased in the area of aggregates and ready-mix concrete. The sales volumes of the two German companies and Holcim Switzerland remained high. Holcim Baden-Württemberg and Holcim Germany increased their sales of ready-mix concrete in particular. The companies in central and southeastern Europe benefited from a general increase in demand for building materials and the increased expansion of transnational transport routes. With a few exceptions, the Group companies of this region increased their deliveries of cement and aggregates. Sales of ready-mix concrete were lifted throughout the region. Thanks to the continuing construction boom in Russia, Alpha Cement achieved notably good results.

Overall, cement sales in Group region Europe rose by 9.1 percent to 16.8 million tonnes. Sales of aggregates rose 15.1 percent to 51 million tonnes. Major contributions came particularly from Foster Yeoman in the UK, which was consolidated for the first time from September 2006, as well as from Holcim France Benelux and a number of Group companies in central and southeastern Europe. Deliveries of ready-mix concrete fell by 1 percent to 9.5 million cubic meters.

Europe in million CHF	January-June 2007	January-June 2006	+/-%	April-June 2007	April-June 2006	+/-%
Net sales	5,065	3,980	+27.3	2,828	2,328	+21.5
Operating EBITDA	1,135	890	+27.5	700	599	+16.9
Operating profit	815	625	+30.4	537	463	+16.0

Operating EBITDA improved by 27.5 percent to CHF 1.135 billion. Internal operating EBITDA growth came to 13.9 percent. The higher costs of raw materials and energy were mainly absorbed by price adjustments. This and improvements in operating efficiency made it possible to maintain the previous year's margins. The results achieved by Aggregate Industries UK, Holcim France Benelux, Holcim Romania and Russian Alpha Cement improved substantially.

The capacity expansion projects in France, Bulgaria, Romania and Russia continued as planned, with the main focus on installing new kiln lines and grinding facilities. The strengthened industrial base is aimed at maintaining efficient market supply in the future and at opening up new growth opportunities for the Group in these markets.

Declining cement consumption in North America
In the first half of 2007, the North American construction sector failed to make any significant headway owing to adverse weather conditions during the first four months of the year and the continuing decline in housebuilding. In the US, strong demand for commercial and industrial buildings and an improvement in the order situation for infrastructure expansion projects in the transport and utilities sectors picked up some of the slack. In Canada, building activity revived somewhat in Ontario and Quebec, the provinces of importance to Holcim.

Due to weaker demand, Holcim US reduced lower-margin cement imports. The company saw the biggest decline in volumes along the river system in the Midwest. Also St. Lawrence Cement reported a decrease in cement sales volumes due to the further downturn above all in the markets of the northeastern US.

Consolidated cement sales in this Group region declined by 13.8 percent to 7.5 million tonnes. In aggregates and ready-mix concrete, Aggregate Industries US felt the impact of the more difficult market environment in residential construction. The company maintained its market share, but product deliveries declined significantly compared with the first half of 2006. By contrast, St. Lawrence Cement maintained its sales of aggregates in Canada and matched its high prior-year ready-mix concrete volumes. Meyer Material, which operates in the Chicago area and was integrated into Aggregate Industries US from mid-2006 onward, was unable to make up for the decline in aggregates sales in North America which fell back by 12.9 percent to 23.7 million tonnes. Sales of ready-mix concrete increased by 3.4 percent to 3 million cubic meters.

North America in million CHF	January-June 2007	January-June 2006	+/-%	April-June 2007	April-June 2006	+/-%
Net sales	2,253	2,376	-5.2	1,480	1,492	-0.8
Operating EBITDA	343	376	-8.8	326	299	+9.0
Operating profit	168	217	-22.6	230	218	+5.5

Thanks to higher selling prices and an increase in output, Holcim US posted a better financial result. St. Lawrence Cement was unable to match the positive result achieved in the prior-year period and Aggregate Industries US also saw its results decline. The consolidated operating EBITDA decreased by 8.8 percent to CHF 343 million in this Group region. Internal operating EBITDA growth was also negative at -6.9 percent.

The construction of the new cement plant at Ste. Genevieve on the Mississippi is proceeding according to schedule. All silos have already been erected. St. Lawrence Cement took over several ready-mix concrete plants and a sand pit in the Greater Montreal area, enabling it to gain even closer proximity to its customer base in its core market.

In May this year, Holcim offered to acquire minority shareholders' interests in St. Lawrence Cement. Unanimously supported by the Board of Directors of St. Lawrence Cement, the transaction with a value of CAD 681 million has in the meantime been successfully completed with the purchase of all outstanding shares. The shares have been delisted from the Toronto Stock Exchange as of August, 13.

Sound performance in Latin America
In the first half of 2007, construction activity in Group region Latin America was predominantly positive. Growth was generated by residential construction and by projects to improve transport infrastructure. Amid regional differences in growth, consumption of cement rose in almost all of the markets that Holcim supplies. As expected, Mexico saw a slight decline in momentum after the previous year's presidential election. Market conditions remained robust in Ecuador, Colombia, Venezuela and Argentina. Demand continued to recover in Brazil.

Holcim Apasco in Mexico concentrated on the high-margin supply segments and therefore sold slightly less cement. Sales volumes of ready-mix concrete were virtually at the same level as in the previous year. Sales of Group companies in Central America and the Caribbean were also favorable. Cemento de El Salvador benefited from an increase in concrete road construction and from coastal protection structures. The company also exported more cement to neighboring countries. Holcim Costa Rica posted an impressive increase in sales. Cement deliveries of Holcim Colombia reached a new high, and in Ecuador housebuilding was stimulated by remittances sent home by Ecuadorians working abroad. Infrastructure projects also led to rises in sales of cement and ready-mix concrete.

To meet the growth in domestic demand, Holcim Venezuela decided to halt exports of cement from April onward. On balance, the company's cement deliveries declined slightly. Holcim Brazil sold more cement than during the first half of the previous year, increasing its sales of ready-mix concrete despite strong competitive pressure. It benefited from the expansion of the São Paulo subway network. In Chile, the slowdown in economic activity in the second quarter of this year continued, with the result that Cemento Polpaico supplied less products in all segments. The Argentine construction boom continued without let-up, and Minetti achieved an impressive increase in its cement and ready-mix concrete sales. The programs to increase operating efficiency launched at the beginning of the year continued at all Argentine plants.

Cement sales in Group region Latin America once again reached 12.9 million tonnes. Sales of aggregates fell by 3.2 percent to 6.1 million tonnes, mainly on account of Ecuador and Brazil. Volumes of ready-mix concrete rose by 2 percent to 5 million cubic meters.

Latin America in million CHF	January-June 2007	January-June 2006	+/-%	April-June 2007	April-June 2006	+/-%
Net sales	1,923	1,816	+5.9	990	890	+11.2
Operating EBITDA	608	646	-5.9	304	317	-4.1
Operating profit	487	520	-6.3	245	257	-4.7

The operating EBITDA of Group region Latin America decreased 5.9 percent to CHF 608 million. Reasons for this decline were the lower sales volumes in Mexico, the sharp rise in the price of petcoke – an important source of energy in this region –, the persisting low price level in Brazil, the market slowdown in Chile and less favorable exchange rates against the Swiss franc. Internal operating EBITDA growth was moderately negative at -2.9 percent.

During the period under review, Cemento Panamá decided to increase the grinding capacity of its plant so as to be in the best possible position to meet the strong growth in demand for cement expected to result from the expansion of the port and canal facilities.

Further growth in Group region Africa Middle East

The economy of Group region Africa Middle East has generally improved. Demand for construction services has increased, particularly in the countries adjoining the Mediterranean and in South Africa.

The cement plants in Morocco produced close to the limits of their capacity. Holcim Morocco benefited from sustained high demand for building materials for the housing and tourism sectors as well as the expansion of the transport network. Sales of ready-mix concrete rose substantially. Egyptian Cement sold significantly more cement both within Egypt and abroad. In Lebanon, construction activity remained weak. However, cement exports to neighboring countries remained high. Domestic sales of ready-mix concrete declined noticeably. In the Indian Ocean, deliveries of cement were up on the previous year and large infrastructure projects on La Réunion resulted in significantly higher sales of ready-mix concrete. In West Africa, sales volumes were maintained in a rather unstable political environment. With demand for building materials as robust as ever, Holcim South Africa once again saw deliveries rise to record levels in all segments.

In June, Holcim reduced its shareholding in Holcim South Africa to 15 percent. Now that the company meets all requirements in the context of Black Economic Empowerment, it will be able to position itself as one of South Africa's leading suppliers of building materials. Holcim retains close ties with the company through an assistance agreement and a minority shareholding. However, Holcim South Africa was deconsolidated as of June 5, 2007 and will henceforth be accounted for according to the equity method.

The deconsolidation of the South African company had an initial impact on the half-year result for Group region Africa Middle East. Consolidated cement sales nonetheless increased 8.2 percent to 7.9 million tonnes. Because Holcim South Africa has a particularly firmly established position in the aggregates market, on a consolidated basis this segment declined by 14.8 percent to 4.6 million tonnes in this region. Sales of ready-mix concrete remained unchanged at 1.2 million cubic meters.

Africa Middle East in million CHF	January-June 2007	January-June 2006	+/-%	April-June 2007	April-June 2006	+/-%
Net sales	1,079	1,005	+7.4	541	539	+0.4
Operating EBITDA	389	322	+20.8	193	171	+12.9
Operating profit	350	278	+25.9	173	150	+15.3

The first half of 2007 saw a significant improvement in the performance of Group region Africa Middle East. Operating EBITDA increased by 20.8 percent to CHF 389 million, while internal operating EBITDA growth stood at 38.2 percent. The Group companies in Morocco and Egypt reported markedly stronger results, and the contribution of Holcim South Africa – now AfriSam (South Africa) (Pty) Ltd – once again increased.

At Holcim Morocco, the new plant in Settat, south of Casablanca, began producing clinker for the first time in July and will progressively go into full production. This will avoid long-distance deliveries of clinker and cement and will reduce distribution costs.

Building activity brisk in Asia Pacific

Construction industry in this Group region picked up steam in the first half of 2007. Cement demand was positive in virtually all markets in the region served by Holcim. The one exception was Thailand, where the political situation continues to dampen investment activity in both the public and private sectors. Demand for building materials in India, Vietnam, Indonesia and the Philippines developed dynamically. Australia and New Zealand also witnessed a rise in consumption.

Cement sales reached new highs at the two Indian Group companies ACC and Ambuja Cements. Holcim Vietnam also succeeded in significantly increasing cement output. New ready-mix concrete facilities were commissioned in both countries. Siam City Cement in Thailand was largely able to compensate for somewhat softer domestic sales through higher cement exports. The Group company also stepped up deliveries of ready-mix concrete in the Greater Bangkok area. Holcim Indonesia likewise reported an increase in cement and clinker exports. At the same time, the domestic economy was stimulated by lower interest rates, which in turn lifted sales of cement, aggregates and ready-mix concrete. The Group company in the Philippines benefited from improved market conditions. Private residential and commercial construction proved to be growth drivers, as did road network expansion. Cement Australia reported an increase in cement sales thanks to continuing healthy order books in the commercial and industrial building sectors as well as on the back of growing infrastructure investments. Holcim New Zealand recorded solid growth rates across all product lines.

The two Indian Group companies were primarily responsible for the strong rise in consolidated cement sales by 33.7 percent to 32.5 million tonnes. In 2006, sales volumes of ACC and Ambuja Cements were consolidated only from February and May, respectively. Sales of aggregates increased by 35.7 percent to 1.9 million tonnes due to higher demand in Indonesia and the entry in Thailand into this market. Thanks to an increase in vertical integration in a number of major urban centers, ready-mix concrete deliveries rose by 19 percent to 2.5 million cubic meters.

Asia Pacific in million CHF	January-June 2007	January-June 2006	+/-%	April-June 2007	April-June 2006	+/-%
Net sales	3,083	2,080	+48.2	1,632	1,218	+34.0
Operating EBITDA	940	582	+61.5	496	365	+35.9
Operating profit	699	404	+73.0	375	263	+42.6

Further consolidations and a positive business performance led to an improvement in financial results. The Group region's operating EBITDA rose by 61.5 percent to CHF 940 million. Internal operating EBITDA growth came to 22 percent.

Holcim is currently selectively expanding capacity in the growth market of India. By the end of 2010, production capacity will grow by about 15 million tonnes in total to well over 50 million tonnes. These expansion investments will enable ACC and Ambuja Cements to benefit from the projected market growth and create further added value for the Group.

Holcim increased its stake in ACC and Ambuja Cements in the period under review. With effect from June 30, 2007, Holcim holds 43 percent of the share capital (voting rights) of ACC and 32 percent of Ambuja Cements. In Singapore, Holcim acquired 55 percent of Jurong Cement Limited. This new Group company produces primarily ready-mix concrete. Jurong Cement also sells bagged cement, special mortar products, and slag. The acquisition will reinforce Holcim's position in the fast-growing Singapore market.

In China, Holcim is still awaiting approval to increase its shareholding in Huaxin Cement. Holcim remains intent on expanding its presence in the world's largest cement market.

Favorable outlook
Although construction activity is noticeably leveling off in some markets, financial results are again expected to be encouraging thanks to the Group's proven strategy of geographic diversification. The Board of Directors and the Executive Committee expect that in 2007 the Group will again exceed its long-term growth target of 5 percent in internal operating EBITDA. Acquisitions undertaken and the targeted expansion of production capacity will create a promising platform for further growth.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

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Key Figures

Holcim Group January – June		2007	2006	+/-%	+/-% local currency
Annual production capacity cement	million t	196.8	197.8 [1]	-0.5	
Sales of cement	million t	74.2	65.5	+13.3	
Sales of mineral components	million t	2.4	2.6	-7.7	
Sales of aggregates	million t	87.3	84.6	+3.2	
Sales of ready-mix concrete	million m3	21.2	20.7	+2.4	
Sales of asphalt	million t	6.1	6.1		
Net sales	million CHF	13,002	10,879	+19.5	+18.1
Operating EBITDA	million CHF	3,324	2,717	+22.3	+21.5
Operating EBITDA margin	%	25.6	25.0		
EBITDA	million CHF	4,767	2,807	+69.8	+70.3
Operating profit	million CHF	2,423	1,941	+24.8	+24.2
Operating profit margin	%	18.6	17.8		
Net income	million CHF	2,858	1,088	+162.7	+165.8
Net income margin	%	22.0	10.0		
Net income – equity holders of Holcim Ltd	million CHF	2,423	821	+195.1	+199.4
Cash flow from operating activities	million CHF	1,733	816	+112.4	+110.3
Cash flow margin	%	13.3	7.5		
Net financial debt	million CHF	13,279	12,837 [1]	+3.4	+0.9
Total shareholders' equity	million CHF	22,012	18,725 [1]	+17.6	+12.8
Gearing [2]	%	60.3	68.6 [1]		
Personnel		87,406	88,783 [1]	-1.6	
Earnings per dividend-bearing share [3]	CHF	9.42	3.52	+167.6	+171.3
Fully diluted earnings per share [3]	CHF	9.27	3.47	+167.1	+170.9

Principal key figures in USD (illustrative) [4]					
Net sales	million USD	10,571	8,566	+23.4	
Operating EBITDA	million USD	2,702	2,139	+26.3	
Operating profit	million USD	1,970	1,528	+28.9	
Net income – equity holders of Holcim Ltd	million USD	1,970	646	+205.0	
Cash flow from operating activities	million USD	1,409	643	+119.1	
Net financial debt	million USD	10,796	10,522 [1]	+2.6	
Total shareholders' equity	million USD	17,896	15,348 [1]	+16.6	
Earnings per dividend-bearing share [3]	USD	7.66	2.77	+176.5	

Principal key figures in EUR (illustrative) [4]					
Net sales	million EUR	7,977	6,974	+14.4	
Operating EBITDA	million EUR	2,039	1,742	+17.0	
Operating profit	million EUR	1,487	1,244	+19.5	
Net income – equity holders of Holcim Ltd	million EUR	1,487	526	+182.7	
Cash flow from operating activities	million EUR	1,063	523	+103.3	
Net financial debt	million EUR	7,999	7,973 [1]	+0.3	
Total shareholders' equity	million EUR	13,260	11,630 [1]	+14.0	
Earnings per dividend-bearing share [3]	EUR	5.78	2.26	+155.8	

1 As of December 31, 2006.
2 Net financial debt divided by total shareholders' equity.
3 EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.
4 Income statement figures translated at average rate; balance sheet figures at closing rate.

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Schweiz

Tel. +41 58 858 87 10
Fax +41 58 858 87 19

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, JAPAN AND THE EUROPEAN ECONOMIC AREA

August 15, 2007

Media Release

Holcim successfully completes compulsory acquisition of minority shares of St. Lawrence Cement

Holcim has now acquired all outstanding shares of St. Lawrence Cement pursuant to the recommended cash offer to minority shareholders announced on May 14, 2007 and has completed the compulsory buyout process conducted under Canadian law. The shares have been de-listed from the Toronto Stock Exchange as of August 13, 2007.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

St. Lawrence Cement Group is a leading producer and supplier of products and services for the construction industry, namely cement, concrete, aggregates and construction. The company operates in Canada and on the eastern seaboard of the United States, and employs a total of 3,300 people.

* * * * * *

This media release is also available in French and German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

Legal Notice:
This release does not constitute an offer to purchase or a solicitation of an offer to sell securities. Shareholders are advised to review any relevant documents that may be filed with securities regulatory authorities by the Holcim Group and SLC because they contain important information, including full details of the proposal and its terms and conditions.





Strength. Performance. Passion.



Half-Year Report 2007 Holcim Ltd

Key figures Group Holcim

January–June		2007	2006	±%	±% local currency
Annual production capacity cement	million t	196.8	197.8[1]	–0.5	
Sales of cement	million t	74.2	65.5	+13.3	
Sales of mineral components	million t	2.4	2.6	–7.7	
Sales of aggregates	million t	87.3	84.6	+3.2	
Sales of ready-mix concrete	million m^3	21.2	20.7	+2.4	
Sales of asphalt	million t	6.1	6.1		
Net sales	million CHF	13,002	10,879	+19.5	+18.1
Operating EBITDA	million CHF	3,324	2,717	+22.3	+21.5
Operating EBITDA margin	%	25.6	25.0		
EBITDA	million CHF	4,767	2,807	+69.8	+70.3
Operating profit	million CHF	2,423	1,941	+24.8	+24.2
Operating profit margin	%	18.6	17.8		
Net income	million CHF	2,858	1,088	+162.7	+165.8
Net income margin	%	22.0	10.0		
Net income – equity holders of Holcim Ltd	million CHF	2,423	821	+195.1	+199.4
Cash flow from operating activities	million CHF	1,733	816	+112.4	+110.3
Cash flow margin	%	13.3	7.5		
Net financial debt	million CHF	13,279	12,837[1]	+3.4	+0.9
Total shareholders' equity	million CHF	22,012	18,725[1]	+17.6	+12.8
Gearing[2]	%	60.3	68.6[1]		
Personnel		87,406	88,783[1]	–1.6	
Earnings per dividend-bearing share[3]	CHF	9.42	3.52	+167.6	+171.3
Fully diluted earnings per share[3]	CHF	9.27	3.47	+167.1	+170.9

Principal key figures in USD (illustrative)[4]

Net sales	million USD	10,571	8,566	+23.4
Operating EBITDA	million USD	2,702	2,139	+26.3
Operating profit	million USD	1,970	1,528	+28.9
Net income – equity holders of Holcim Ltd	million USD	1,970	646	+205.0
Cash flow from operating activities	million USD	1,409	643	+119.1
Net financial debt	million USD	10,796	10,522[1]	+2.6
Total shareholders' equity	million USD	17,896	15,348[1]	+16.6
Earnings per dividend-bearing share[3]	USD	7.66	2.77	+176.5

Principal key figures in EUR (illustrative)[4]

Net sales	million EUR	7,977	6,974	+14.4
Operating EBITDA	million EUR	2,039	1,742	+17.0
Operating profit	million EUR	1,487	1,244	+19.5
Net income – equity holders of Holcim Ltd	million EUR	1,487	526	+182.7
Cash flow from operating activities	million EUR	1,063	523	+103.3
Net financial debt	million EUR	7,999	7,973[1]	+0.3
Total shareholders' equity	million EUR	13,260	11,630[1]	+14.0
Earnings per dividend-bearing share[3]	EUR	5.78	2.26	+155.8

[1] As of December 31, 2006.

[2] Net financial debt divided by total shareholders' equity.

[3] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.

[4] Income statement figures translated at average rate; balance sheet figures at closing rate.

Holcim continues on a successful track. Above-average organic growth and significantly higher consolidated result.

Dear Shareholder

In the first half of 2007, Holcim significantly improved both its financial results and its margins. Factors which contributed to this were the favorable market environment, the successful integration of acquisitions and a further improvement in operating efficiency.

Holcim achieved higher delivery volumes in all segments. Cement sales rose by 13.3 percent to 74.2 million tonnes. The most significant volume growth was attributable to new consolidations in Group region Asia Pacific. Sales of aggregates and ready-mix concrete differed considerably from region to region. They increased Group-wide due to acquisitions and new installations by 3.2 percent to 87.3 million tonnes and by 2.4 percent to 21.2 million cubic meters, respectively.

Group in million CHF	January–June 2007	January–June 2006	±%	April–June 2007	April–June 2006	±%
Net sales	13,002	10,879	+19.5	7,274	6,251	+16.4
Operating EBITDA	3,324	2,717	+22.3	1,982	1,716	+15.5
Operating profit	2,423	1,941	+24.8	1,519	1,314	+15.6
Net income	2,858	1,088	+162.7	2,328	815	+185.6
Cash flow from operating activities	1,733	816	+112.4	1,603	923	+73.7

Consolidated net sales rose by 19.5 percent to CHF 13.002 billion and operating EBITDA increased by 22.3 percent to CHF 3.324 billion. In most markets, pressure on costs in the energy sector was offset by price adjustments and operating improvements. The operating EBITDA margin increased by 0.6 percentage points to 25.6 percent, and internal operating EBITDA growth reached an impressive 12.5 percent.

At the beginning of June 2007, Holcim sold 85 percent of its 54 percent stake in Holcim South Africa to a consortium which satisfies Black Economic Empowerment requirements. The sale of the shareholding resulted in a capital gain of CHF 1.110 billion. Additionally, a special dividend of CHF 150 million net was received from South Africa, which led to an above-average increase in consolidated profit of 162.7 percent to CHF 2.858 billion. The proportion of Group net income attributable to shareholders of Holcim Ltd increased by 195.1 percent to CHF 2.423 billion. Cash flow from operating activities also increased sharply, reaching CHF 1.733 billion (first half of 2006: 0.816).

Sustained strong demand for building materials in Europe

In the first half of the year, economic conditions in Group region Europe were robust and the construction sector benefited from this favorable environment. In Western Europe, demand for construction materials in the UK and France increased, and in Switzerland and Germany consumption once again exceeded the prior year. Growth in the Spanish and Italian construction sectors leveled off slightly. The markets of central and southeastern Europe as well as Russia showed a continuing rise in construction activity.

Virtually all European Group companies sold more cement, and sales of aggregates and ready-mix concrete were also for the most part up. Holcim France Benelux recorded an increase in deliveries in all segments. Thanks to the strong order situation in northern France, it was possible to compensate for the temporary market lull in Belgium. Aggregate Industries UK posted higher sales volumes, and aggregates production in the Glensanda quarry in Scotland and the Torr quarry in England reached new highs. Sales of ready-mix concrete also increased in the UK. Holcim Spain recorded only slight increases in cement sales due to a leveling off of construction activity. Hesitant demand in Andalusia and on the Costa Blanca led to diminishing sales volumes in ready-mix concrete and aggregates. Holcim Italy sold more cement, but volumes decreased in the area of aggregates and ready-mix concrete. The sales volumes of the two German companies and Holcim Switzerland remained high. Holcim Baden-Württemberg and Holcim Germany increased their sales of ready-mix concrete in particular. The companies in central and southeastern Europe benefited from a general increase in demand for building materials and the increased expansion of transnational transport routes. With a few exceptions, the Group companies of this region increased their deliveries of cement and aggregates. Sales of ready-mix concrete were lifted throughout the region. Thanks to the continuing construction boom in Russia, Alpha Cement achieved notably good results.

Overall, cement sales in Group region Europe rose by 9.1 percent to 16.8 million tonnes. Sales of aggregates rose 15.1 percent to 51 million tonnes. Major contributions came particularly from Foster Yeoman in the UK, which was consolidated for the first time from September 2006, as well as from Holcim France Benelux and a number of Group companies in central and southeastern Europe. Deliveries of ready-mix concrete fell by 1 percent to 9.5 million cubic meters.

Europe in million CHF	January–June 2007	January–June 2006	±%	April–June 2007	April–June 2006	±%
Net sales	5,065	3,980	+27.3	2,828	2,328	+21.5
Operating EBITDA	1,135	890	+27.5	700	599	+16.9
Operating profit	815	625	+30.4	537	463	+16.0

Operating EBITDA improved by 27.5 percent to CHF 1.135 billion. Internal operating EBITDA growth came to 13.9 percent. The higher costs of raw materials and energy were mainly absorbed by price adjustments. This and improvements in operating efficiency made it possible to maintain the previous year's margins. The results achieved by Aggregate Industries UK, Holcim France Benelux, Holcim Romania and Russian Alpha Cement improved substantially.

The capacity expansion projects in France, Bulgaria, Romania and Russia continued as planned, with the main focus on installing new kiln lines and grinding facilities. The strengthened industrial base is aimed at maintaining efficient market supply in the future and at opening up new growth opportunities for the Group in these markets.

Declining cement consumption in North America

In the first half of 2007, the North American construction sector failed to make any significant headway owing to adverse weather conditions during the first four months of the year and the continuing decline in housebuilding. In the US, strong demand for commercial and industrial buildings and an improvement in the order situation for infrastructure expansion projects in the transport and utilities sectors picked up some of the slack. In Canada, building activity revived somewhat in Ontario and Quebec, the provinces of importance to Holcim.

Due to weaker demand, Holcim US reduced lower-margin cement imports. The company saw the biggest decline in volumes along the river system in the Midwest. Also St. Lawrence Cement reported a decrease in cement sales volumes due to the further downturn above all in the markets of the northeastern US.

Consolidated cement sales in this Group region declined by 13.8 percent to 7.5 million tonnes. In aggregates and ready-mix concrete, Aggregate Industries US felt the impact of the more difficult market environment in residential construction. The company maintained its market share, but product deliveries declined significantly compared with the first half of 2006. By contrast, St. Lawrence Cement maintained its sales of aggregates in Canada and matched its high prior-year ready-mix concrete volumes. Meyer Material, which operates in the Chicago area and was integrated into Aggregate Industries US from mid-2006 onward, was unable to make up for the decline in aggregates sales in North America which fell back by 12.9 percent to 23.7 million tonnes. Sales of ready-mix concrete increased by 3.4 percent to 3 million cubic meters.

North America in million CHF	January–June 2007	January–June 2006	±%	April–June 2007	April–June 2006	±%
Net sales	2,253	2,376	–5.2	1,480	1,492	–0.8
Operating EBITDA	343	376	–8.8	326	299	+9.0
Operating profit	168	217	–22.6	230	218	+5.5

Thanks to higher selling prices and an increase in output, Holcim US posted a better financial result. St. Lawrence Cement was unable to match the positive result achieved in the prior-year period and Aggregate Industries US also saw its results decline. The consolidated operating EBITDA decreased by 8.8 percent to CHF 343 million in this Group region. Internal operating EBITDA growth was also negative at -6.9 percent.

The construction of the new cement plant at Ste. Genevieve on the Mississippi is proceeding according to schedule. All silos have already been erected. St. Lawrence Cement took over several ready-mix concrete plants and a sand pit in the Greater Montreal area, enabling it to gain even closer proximity to its customer base in its core market.

In May this year, Holcim offered to acquire minority shareholders' interests in St. Lawrence Cement. Unanimously supported by the Board of Directors of St. Lawrence Cement, the transaction with a value of CAD 681 million has in the meantime been successfully completed with the purchase of all outstanding shares. The shares have been delisted from the Toronto Stock Exchange as of August, 13.

Sound performance in Latin America

In the first half of 2007, construction activity in Group region Latin America was predominantly positive. Growth was generated by residential construction and by projects to improve transport infrastructure. Amid regional differences in growth, consumption of cement rose in almost all of the markets that Holcim supplies. As expected, Mexico saw a slight decline in momentum after the previous year's presidential election. Market conditions remained robust in Ecuador, Colombia, Venezuela and Argentina. Demand continued to recover in Brazil.

Holcim Apasco in Mexico concentrated on the high-margin supply segments and therefore sold slightly less cement. Sales volumes of ready-mix concrete were virtually at the same level as in the previous year. Sales of Group companies in Central America and the Caribbean were also favorable. Cemento de El Salvador benefited from an increase in concrete road construction and from coastal protection structures. The company also exported more cement to neighboring countries. Holcim Costa Rica posted an impressive increase in sales. Cement deliveries of Holcim Colombia reached a new high, and in Ecuador housebuilding was stimulated by remittances sent home by Ecuadorians working abroad. Infrastructure projects also led to rises in sales of cement and ready-mix concrete.

To meet the growth in domestic demand, Holcim Venezuela decided to halt exports of cement from April onward. On balance, the company's cement deliveries declined slightly. Holcim Brazil sold more cement than during the first half of the previous year, increasing its sales of ready-mix concrete despite strong competitive pressure. It benefited from the expansion of the São Paulo subway network. In Chile, the slowdown in economic activity in the second quarter of this year continued, with the result that Cemento Polpaico supplied less products in all segments. The Argentine construction boom continued without let-up, and Minetti achieved an impressive increase in its cement and ready-mix concrete sales. The programs to increase operating efficiency launched at the beginning of the year continued at all Argentine plants.

Cement sales in Group region Latin America once again reached 12.9 million tonnes. Sales of aggregates fell by 3.2 percent to 6.1 million tonnes, mainly on account of Ecuador and Brazil. Volumes of ready-mix concrete rose by 2 percent to 5 million cubic meters.

Latin America in million CHF	January–June 2007	January–June 2006	±%	April–June 2007	April–June 2006	±%
Net sales	1,923	1,816	+5.9	990	890	+11.2
Operating EBITDA	608	646	–5.9	304	317	–4.1
Operating profit	487	520	–6.3	245	257	–4.7

The operating EBITDA of Group region Latin America decreased 5.9 percent to CHF 608 million. Reasons for this decline were the lower sales volumes in Mexico, the sharp rise in the price of petcoke – an important source of energy in this region –, the persisting low price level in Brazil, the market slowdown in Chile and less favorable exchange rates against the Swiss franc. Internal operating EBITDA growth was moderately negative at –2.9 percent.

During the period under review, Cemento Panamá decided to increase the grinding capacity of its plant so as to be in the best possible position to meet the strong growth in demand for cement expected to result from the expansion of the port and canal facilities.

Further growth in Group region Africa Middle East

The economy of Group region Africa Middle East has generally improved. Demand for construction services has increased, particularly in the countries adjoining the Mediterranean and in South Africa.

The cement plants in Morocco produced close to the limits of their capacity. Holcim Morocco benefited from sustained high demand for building materials for the housing and tourism sectors as well as the expansion of the transport network. Sales of ready-mix concrete rose substantially. Egyptian Cement sold significantly more cement both within Egypt and abroad. In Lebanon, construction activity remained weak. However, cement exports to neighboring countries remained high. Domestic sales of ready-mix concrete declined noticeably. In the Indian Ocean, deliveries of cement were up on the previous year and large infrastructure projects on La Réunion resulted in significantly higher sales of ready-mix concrete. In West Africa, sales volumes were maintained in a rather unstable political environment. With demand for building materials as robust as ever, Holcim South Africa once again saw deliveries rise to record levels in all segments.

In June, Holcim reduced its shareholding in Holcim South Africa to 15 percent. Now that the company meets all requirements in the context of Black Economic Empowerment, it will be able to position itself as one of South Africa's leading suppliers of building materials. Holcim retains close ties with the company through an assistance agreement and a minority shareholding. However, Holcim South Africa was deconsolidated as of June 5, 2007 and will henceforth be accounted for according to the equity method.

The deconsolidation of the South African company had an initial impact on the half-year result for Group region Africa Middle East. Consolidated cement sales nonetheless increased 8.2 percent to 7.9 million tonnes. Because Holcim South Africa has a particularly firmly established position in the aggregates market, on a consolidated basis this segment declined by 14.8 percent to 4.6 million tonnes in this region. Sales of ready-mix concrete remained unchanged at 1.2 million cubic meters.

Africa Middle East in million CHF	January–June 2007	January–June 2006	±%	April–June 2007	April–June 2006	±%
Net sales	1,079	1,005	+7.4	541	539	+0.4
Operating EBITDA	389	322	+20.8	193	171	+12.9
Operating profit	350	278	+25.9	173	150	+15.3

The first half of 2007 saw a significant improvement in the performance of Group region Africa Middle East. Operating EBITDA increased by 20.8 percent to CHF 389 million, while internal operating EBITDA growth stood at 38.2 percent. The Group companies in Morocco and Egypt reported markedly stronger results, and the contribution of Holcim South Africa – now AfriSam (South Africa) (Pty) Ltd – once again increased.

At Holcim Morocco, the new plant in Settat, south of Casablanca, began producing clinker for the first time in July and will progressively go into full production. This will avoid long-distance deliveries of clinker and cement and will reduce distribution costs.

Building activity brisk in Asia Pacific

Construction industry in this Group region picked up steam in the first half of 2007. Cement demand was positive in virtually all markets in the region served by Holcim. The one exception was Thailand, where the political situation continues to dampen investment activity in both the public and private sectors. Demand for building materials in India, Vietnam, Indonesia and the Philippines developed dynamically. Australia and New Zealand also witnessed a rise in consumption.

Cement sales reached new highs at the two Indian Group companies ACC and Ambuja Cements. Holcim Vietnam also succeeded in significantly increasing cement output. New ready-mix concrete facilities were commissioned in both countries. Siam City Cement in Thailand was largely able to compensate for somewhat softer domestic sales through higher cement exports. The Group company also stepped up deliveries of ready-mix concrete in the Greater Bangkok area. Holcim Indonesia likewise reported an increase in cement and clinker exports. At the same time, the domestic economy was stimulated by lower interest rates, which in turn lifted sales of cement, aggregates and ready-mix concrete. The Group company in the Philippines benefited from improved market conditions. Private residential and commercial construction proved to be growth drivers, as did road network expansion. Cement Australia reported an increase in cement sales thanks to continuing healthy order books in the commercial and industrial building sectors as well as on the back of growing infrastructure investments. Holcim New Zealand recorded solid growth rates across all product lines.

The two Indian Group companies were primarily responsible for the strong rise in consolidated cement sales by 33.7 percent to 32.5 million tonnes. In 2006, sales volumes of ACC and Ambuja Cements were consolidated only from February and May, respectively. Sales of aggregates increased by 35.7 percent to 1.9 million tonnes due to higher demand in Indonesia and the entry in Thailand into this market. Thanks to an increase in vertical integration in a number of major urban centers, ready-mix concrete deliveries rose by 19 percent to 2.5 million cubic meters.

Asia Pacific	January–June	January–June	±%	April–June	April–June	±%
in million CHF	2007	2006		2007	2006	
Net sales	3,083	2,080	+48.2	1,632	1,218	+34.0
Operating EBITDA	940	582	+61.5	496	365	+35.9
Operating profit	699	404	+73.0	375	263	+42.6

Further consolidations and a positive business performance led to an improvement in financial results. The Group region's operating EBITDA rose by 61.5 percent to CHF 940 million. Internal operating EBITDA growth came to 22 percent.

Holcim is currently selectively expanding capacity in the growth market of India. By the end of 2010, production capacity will grow by about 15 million tonnes in total to well over 50 million tonnes. These expansion investments will enable ACC and Ambuja Cements to benefit from the projected market growth and create further added value for the Group.

Holcim increased its stake in ACC and Ambuja Cements in the period under review. With effect from June 30, 2007, Holcim holds 43 percent of the share capital (voting rights) of ACC and 32 percent of Ambuja Cements. In Singapore, Holcim acquired 55 percent of Jurong Cement Limited. This new Group company produces primarily ready-mix concrete. Jurong Cement also sells bagged cement, special mortar products, and slag. The acquisition will reinforce Holcim's position in the fast-growing Singapore market.

In China, Holcim is still awaiting approval to increase its shareholding in Huaxin Cement. Holcim remains intent on expanding its presence in the world's largest cement market.

Favorable outlook

Although construction activity is noticeably leveling off in some markets, financial results are again expected to be encouraging thanks to the Group's proven strategy of geographic diversification. The Board of Directors and the Executive Committee expect that in 2007 the Group will again exceed its long-term growth target of 5 percent in internal operating EBITDA. Acquisitions undertaken and the targeted expansion of production capacity will create a promising platform for further growth.



Rolf Soiron
Chairman of the Board of Directors



Markus Akermann
Chief Executive Officer

August 23, 2007

Consolidated statement of income of Group Holcim

Million CHF	Notes	January–June 2007 Unaudited	January–June 2006 Unaudited	±%	April–June 2007 Unaudited	April–June 2006 Unaudited	±%
Net sales	5	**13,002**	**10,879**	**+19.5**	**7,274**	**6,251**	**+16.4**
Production cost of goods sold		(6,733)	(5,727)		(3,764)	(3,189)	
Gross profit		**6,269**	**5,152**	**+21.7**	**3,510**	**3,062**	**+14.6**
Distribution and selling expenses		(2,976)	(2,430)		(1,534)	(1,360)	
Administration expenses		(870)	(781)		(457)	(388)	
Other income net	7	1,233	25		1,219	12	
Share of profit of associates		196	33		177	19	
Financial income	8	110	79		65	44	
Financial expenses	9	(466)	(495)		(228)	(223)	
Net income before taxes		**3,496**	**1,583**	**+120.8**	**2,752**	**1,166**	**+136.0**
Income taxes		(638)	(495)		(424)	(351)	
Net income		**2,858**	**1,088**	**+162.7**	**2,328**	**815**	**+185.6**
Attributable to:							
Equity holders of Holcim Ltd		2,423	821	+195.1	2,067	651	+217.5
Minority interest		435	267	+62.9	261	164	+59.1
CHF							
Earnings per dividend-bearing share[1]		9.42	3.52	+167.6	8.02	2.78	+188.5
Fully diluted earnings per share[1]		9.27	3.47	+167.1	7.88	2.73	+188.6

Million CHF	Notes	January–June 2007	January–June 2006	±%	April–June 2007	April–June 2006	±%
Operating EBITDA[2]	6	3,324	2,717	+22.3	1,982	1,716	+15.5
EBITDA[2]		4,767	2,807	+69.8	3,385	1,776	+90.6
Operating profit		2,423	1,941	+24.8	1,519	1,314	+15.6
EBIT[3]		3,864	2,017	+91.6	2,921	1,355	+115.6

[1] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.

[2] Earnings before interest (financial expenses less interest earned on cash and marketable securities), taxes, depreciation and amortization.

[3] Earnings before interest (financial expenses less interest earned on cash and marketable securities) and taxes.

Consolidated balance sheet of Group Holcim

Million CHF	30.6.2007 Unaudited	31.12.2006 Audited	30.6.2006 Unaudited
Cash and cash equivalents	3,377	3,208	3,082
Marketable securities	14	15	206
Accounts receivable	4,873	3,659	4,009
Inventories	2,468	2,282	2,167
Prepaid expenses and other current assets	717	583	531
Total current assets	**11,449**	**9,747**	**9,995**
Financial assets	662	689	690
Investments in associates	758	727	655
Property, plant and equipment	25,134	23,831	21,753
Intangible and other assets	10,607	9,419	8,488
Deferred tax assets	353	289	330
Total long-term assets	**37,514**	**34,955**	**31,916**
Total assets	**48,963**	**44,702**	**41,911**
Trade accounts payable	2,605	2,568	2,031
Current financial liabilities	3,682	3,590	3,706
Current tax liabilities	375	271	324
Other current liabilities	2,240	2,192	1,840
Total short-term liabilities	**8,902**	**8,621**	**7,901**
Long-term financial liabilities	12,988	12,470	11,822
Defined benefit obligations	496	488	555
Deferred tax liabilities	3,156	3,023	2,871
Long-term provisions	1,409	1,375	1,199
Total long-term liabilities	**18,049**	**17,356**	**16,447**
Total liabilities	**26,951**	**25,977**	**24,348**
Share capital	526	511	506
Capital surplus	6,808	6,085	5,838
Treasury shares	(63)	(62)	(65)
Reserves	11,200	8,643	6,912
Total equity attributable to shareholders of Holcim Ltd	**18,471**	**15,177**	**13,191**
Minority interest	3,541	3,548	4,372
Total shareholders' equity	**22,012**	**18,725**	**17,563**
Total liabilities and shareholders' equity	**48,963**	**44,702**	**41,911**

Statement of changes in consolidated equity of Group Holcim

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at December 31, 2005	**460**	**3,967**	**(59)**
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
– Net investment hedges			
Realized gain (loss) through income statement			
– Available-for-sale securities			
– Cash flow hedges			
Net income recognized directly in equity			
Net income recognized in consolidated statement of income			
Total recognized net income			
Share capital increase	42	1,662	
Conversion of convertible bonds	4	203	41
Dividends			
Change in treasury shares net			(47)
Share-based remuneration		6	
Capital paid-in by minority interests			
New minorities assumed			
Buyout of minorities			
Total of other equity movements	**46**	**1,871**	**(6)**
Equity as at June 30, 2006 (unaudited)	**506**	**5,838**	**(65)**
Equity as at December 31, 2006	**511**	**6,085**	**(62)**
Currency translation effects			
Taxes related to equity items			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
– Net investment hedges			
Realized gain (loss) through income statement			
– Available-for-sale securities			
– Cash flow hedges			
Net income recognized directly in equity			
Net income recognized in consolidated statement of income			
Total recognized net income			
Share capital increase			
Conversion of convertible bonds	15	733	
Dividends			
Change in treasury shares net			(13)
Share-based remuneration		(10)	12
Capital repaid to minority interests			
New minorities assumed			
Buyout of minorities			
Total of other equity movements	**15**	**723**	**(1)**
Equity as at June 30, 2007 (unaudited)	**526**	**6,808**	**(63)**

Attributable to equity holders of Holcim Ltd					Minority interest	Total shareholders' equity
Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves		
8,170	**(1)**	**(25)**	**(1,045)**	**7,099**	**2,783**	**14,250**
			(664)	(664)	(222)	(886)
		13		13		13
		13	(664)	(651)	(222)	(873)
821				821	267	1,088
821		**13**	**(664)**	**170**	**45**	**215**
						1,704
20				20		268
(382)				(382)	(171)	(553)
5				5		(42)
						6
					17	17
					1,760	1,760
					(62)	(62)
(357)				**(357)**	**1,544**	**3,098**
8,634	**(1)**	**(12)**	**(1,709)**	**6,912**	**4,372**	**17,563**
9,914	**3**	**(5)**	**(1,269)**	**8,643**	**3,548**	**18,725**
			644	644	250	894
		6		6		6
		6	644	650	250	900
2,423				2,423	435	2,858
2,423		**6**	**644**	**3,073**	**685**	**3,758**
						748
(522)				(522)	(172)	(694)
6				6		(7)
						2
					(2)	(2)
					(75)	(75)
					(443)	(443)
(516)				**(516)**	**(692)**	**(471)**
11,821	**3**	**1**	**(625)**	**11,200**	**3,541**	**22,012**

Consolidated cash flow statement of Group Holcim

Million CHF	January–June 2007 Unaudited	January–June 2006 Unaudited	±%	April–June 2007 Unaudited	April–June 2006 Unaudited	±%
Operating profit[1]	**2,423**	**1,941**	**+24.8**	**1,519**	**1,314**	**+15.6**
Depreciation and amortization of operating assets	901	776		463	402	
Other non-cash items	23	2		73	111	
Change in net working capital	(942)	(1,170)		(156)	(554)	
Cash generated from operations	**2,405**	**1,549**	**+55.3**	**1,899**	**1,273**	**+49.2**
Dividends received	214	38		201	22	
Financial income	17	15		25	22	
Interest paid	(373)	(396)		(229)	(234)	
Income taxes paid	(514)	(386)		(286)	(163)	
Other (expenses) income	(16)	(4)		(7)	3	
Cash flow from operating activities (A)	**1,733**	**816**	**+112.4**	**1,603**	**923**	**+73.7**
Purchase of property, plant and equipment	(1,450)	(985)		(873)	(496)	
Disposal of property, plant and equipment	148	69		130	42	
Purchase of financial assets, intangible and other assets	(1,030)	(1,018)		(693)	(270)	
Disposal of financial assets, intangible and other assets	985	487		809	219	
Cash flow used in investing activities (B)	**(1,347)**	**(1,447)**	**–6.9**	**(627)**	**(505)**	**+24.2**
Dividends paid on ordinary shares	(522)	(382)		(522)	(382)	
Dividends paid to minority shareholders	(166)	(170)		(69)	(123)	
Dividends paid on preference shares	0	(17)		0	(17)	
Share capital paid-in	0	1,704		0	1,704	
Capital (repaid to) paid-in by minority interests	(2)	17		(10)	6	
Movements of treasury shares net	(7)	(42)		(18)	(51)	
(De)Increase in current financial liabilities net	(372)	661		(200)	(518)	
Proceeds from long-term financial liabilities	1,748	1,031		631	596	
Repayment of long-term financial liabilities	(999)	(2,310)		(337)	(1,764)	
Cash flow (used in) from financing activities (C)	**(320)**	**492**	**–165.0**	**(525)**	**(549)**	**–4.4**
In(De)crease in cash and cash equivalents (A+B+C)	**66**	**(139)**		**451**	**(131)**	
Cash and cash equivalents as at the beginning of the period	**3,208**	**3,332**		**2,843**	**3,320**	
In(De)crease in cash and cash equivalents	66	(139)		451	(131)	
Currency translation effects	103	(111)		83	(107)	
Cash and cash equivalents as at the end of the period	**3,377**	**3,082**		**3,377**	**3,082**	

[1] The operating profit results from the net income of CHF 2,858 million (2006: 1,088) plus income taxes of CHF 638 (2006: 495), plus the financial expenses of CHF 466 million (2006: 495), less the financial income of CHF 110 million (2006: 79), less the share of profit of associates of CHF 196 million (2006: 33) and less the other income net of CHF 1,233 million (2006: 25).

1 Basis of preparation

The unaudited consolidated half-year interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2006 (hereafter "annual financial statements"). The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2 Changes in the scope of consolidation

On June 5, 2007, Holcim disposed of 85 percent of its investment in **Holcim South Africa** in the context of a Black Economic Empowerment transaction. After the completion of the sales transaction, Holcim maintains a 15 percent stake in Holcim South Africa.

Since the date of the disposal, Holcim South Africa has been accounted for as an associate in accordance with IAS 28 using the equity method of accounting.

Assets and liabilities of Holcim South Africa at the date of disposal

Million CHF	
Cash and cash equivalents	66
Other current assets	165
Property, plant and equipment	298
Other long-term assets	30
Short-term liabilities	(169)
Long-term provisions	(54)
Other long-term liabilities	(62)
Net assets	**274**
Minority interest	(154)
Net assets disposed	**120**
Total selling price	**1,278**
Cash	713
Loan notes	565

The sale of the shareholding resulted in a capital gain of CHF 1,110 million. Additionally, a special dividend of CHF 150 million net was received from South Africa.

On September 7, 2006, Holcim acquired, through its wholly owned subsidiary Aggregate Industries Holdings Limited, the entire issued share capital of **Foster Yeoman Limited**, a privately-held UK heavy building materials group.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Foster Yeoman Limited (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	153	153
Property, plant and equipment	602	230
Other long-term assets	7	30
Short-term liabilities	(213)	(113)
Long-term provisions	(110)	(43)
Other long-term liabilities	(141)	(139)
Net assets	**298**	**118**
Minority interest	0	
Net assets acquired	**298**	
Total purchase consideration (cash)	**668**	
Fair value of net assets acquired	298	
Goodwill	**370**	

The initial accounting for Foster Yeoman Limited was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable to the favorable presence that Foster Yeoman Limited enjoys in the UK, including the good location and strategic importance of the mineral reserves and synergies that are expected to arise from the acquisition.

Foster Yeoman Limited contributed net income of CHF 1 million to the Group for the period from September 7, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, Group net sales and net income would have been CHF 388 million and CHF 20 million higher, respectively.

On July 21, 2006, Aggregate Industries Inc., a wholly owned subsidiary of Holcim Ltd, acquired 100 percent of **Meyer Material Company** in the US from a private-equity company.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Meyer Material Company (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	54	69
Property, plant and equipment	297	135
Other long-term assets	5	4
Short-term liabilities	(58)	(35)
Long-term provisions	(58)	(6)
Other long-term liabilities	0	0
Net assets	**240**	**167**
Minority interest	0	
Net assets acquired	**240**	
Total purchase consideration (cash)	**291**	
Fair value of net assets acquired	240	
Goodwill	**51**	

The initial accounting for Meyer Material Company was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable to the favorable presence that Meyer Material Company enjoys in the US and synergies that are expected to arise from the acquisition.

Meyer Material Company contributed net income of CHF 2 million to the Group for the period from July 21, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, Group net sales would have been CHF 122 million higher. Net income would have been reduced by CHF 9 million which reflects the expected seasonal lower first half-year trading results of Meyer Material Company.

Holcim took control of **Ambuja Cements Ltd.** (formerly Gujarat Ambuja Cements Ltd.) on May 3, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Between January 28, 2006 and May 3, 2006, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 14.8 percent and an additional obligation (put) to acquire 0.7 percent of the ordinary shares of Ambuja Cements Ltd.

The identifiable assets and liabilities arising from the acquisition of control are as follows:

Assets and liabilities arising from the acquisition of control of Ambuja Cements Ltd. (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	268	231
Property, plant and equipment	1,124	681
Other long-term assets	842	386
Short-term liabilities	(215)	(184)
Long-term provisions[1]	(424)	(111)
Other long-term liabilities	(188)	(189)
Net assets	**1,407**	**814**
Minority interest	(1,189)	
Net assets acquired	**218**	
Total purchase consideration (cash)	**620**	
Fair value of net assets acquired	218	
Goodwill	**402**	

[1] Fair value includes contingent liabilities of CHF 16 million (carrying amount 0).

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

Ambuja Cements Ltd. contributed net income of CHF 122 million to the Group for the period from May 3, 2006 to December 31, 2006. If the acquisition of control had occurred on January 1, 2006, Group net sales and net income would have been CHF 372 million and CHF 92 million higher, respectively.

Holcim took control of **ACC Limited** (formerly The Associated Cement Companies Ltd.) on January 24, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Until that date, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 33.5 percent of the ordinary shares of ACC Limited through Ambuja Cement India Ltd. in which Holcim held 67 percent of the ordinary shares.

The identifiable assets and liabilities arising from the acquisition of control are as follows:

Assets and liabilities arising from the acquisition of control of ACC Limited (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	596	490
Property, plant and equipment	1,591	890
Other long-term assets	322	35
Short-term liabilities	(377)	(362)
Long-term provisions[1]	(442)	(111)
Other long-term liabilities	(393)	(351)
Net assets	**1,297**	**591**
Minority interest	(864)	
Net assets acquired	**433**	
Total purchase consideration (cash)	**669**	
Fair value of net assets acquired	433	
Goodwill	**236**	

[1] Fair value includes contingent liabilities of CHF 97 million (carrying amount 0).

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

ACC Limited contributed net income of CHF 244 million to the Group for the period from January 24, 2006 to December 31, 2006. If the acquisition of control had occurred on January 1, 2006, Group net sales and net income would have been CHF 117 million and CHF 6 million higher, respectively.

3 Seasonality

Demand for cement, aggregates and other construction materials and services is seasonal because climatic conditions affect the level of activity in the construction sector.

Holcim usually experiences a reduction in sales during the first and fourth quarters reflecting the effect of the winter season in its principal markets in Europe and North America and tends to see an increase in sales in the second and third quarters reflecting the effect of the summer season. This effect can be particularly pronounced in harsh winters.

4 Segment information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
January–June (unaudited)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Income statement														
Million CHF														
Net sales to external customers	5,034	3,935	2,252	2,375	1,878	1,739	1,051	969	2,787	1,861			13,002	10,879
Net sales to other segments	31	45	1	1	45	77	28	36	296	219	(401)	(378)		
Total net sales	5,065	3,980	2,253	2,376	1,923	1,816	1,079	1,005	3,083	2,080	(401)	(378)	13,002	10,879
Operating EBITDA[1]	1,135	890	343	376	608	646	389	322	940	582	(91)	(99)	3,324	2,717
Operating EBITDA margin in %	22.4	22.4	15.2	15.8	31.6	35.6	36.1	32.0	30.5	28.0			25.6	25.0
Operating profit	815	625	168	217	487	520	350	278	699	404	(96)	(103)	2,423	1,941
Operating profit margin in %	16.1	15.7	7.5	9.1	25.3	28.6	32.4	27.7	22.7	19.4			18.6	17.8
Capacity and sales														
Million t														
Production capacity cement[2]	46.9	46.9	22.1	22.1	35.3	35.3	13.6	17.7	78.9	75.8			196.8	197.8
Sales of cement	16.8	15.4	7.5	8.7	12.9	12.9	7.9	7.3	32.5	24.3	(3.4)	(3.1)	74.2	65.5
Sales of mineral components	0.9	0.9	1.0	1.1			0.2	0.4	0.3	0.2			2.4	2.6
Sales of aggregates	51.0	44.3	23.7	27.2	6.1	6.3	4.6	5.4	1.9	1.4			87.3	84.6
Sales of asphalt	3.3	2.7	2.8	3.4									6.1	6.1
Million m^3														
Sales of ready-mix concrete	9.5	9.6	3.0	2.9	5.0	4.9	1.2	1.2	2.5	2.1			21.2	20.7

Information by product	Cement[3]		Aggregates		Other construction materials and services		Corporate / Eliminations		Total Group	
January–June (unaudited)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Income statement										
Million CHF										
Net sales to external customers	7,814	6,508	1,048	848	4,140	3,523			13,002	10,879
Net sales to other segments	631	600	510	448	258	301	(1,399)	(1,349)		
Total net sales	8,445	7,108	1,558	1,296	4,398	3,824	(1,399)	(1,349)	13,002	10,879
Operating EBITDA[1]	2,798	2,269	267	242	259	206			3,324	2,717
Operating EBITDA margin in %	33.1	31.9	17.1	18.7	5.9	5.4			25.6	25.0

[1] Earnings before interest (financial expenses less interest earned on cash and marketable securities), taxes, depreciation and amortization.
[2] Prior-year figures as of December 31, 2006.
[3] Cement, clinker and other cementitious materials.

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
April–June (unaudited)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Income statement														
Million CHF														
Net sales to external customers	2,811	2,298	1,480	1,492	975	849	526	518	1,482	1,094			7,274	6,251
Net sales to other segments	17	30	0	0	15	41	15	21	150	124	(197)	(216)		
Total net sales	2,828	2,328	1,480	1,492	990	890	541	539	1,632	1,218	(197)	(216)	7,274	6,251
Operating EBITDA[1]	700	599	326	299	304	317	193	171	496	365	(37)	(35)	1,982	1,716
Operating EBITDA margin in %	24.8	25.7	22.0	20.0	30.7	35.6	35.7	31.7	30.4	30.0			27.2	27.5
Operating profit	537	463	230	218	245	257	173	150	375	263	(41)	(37)	1,519	1,314
Operating profit margin in %	19.0	19.9	15.5	14.6	24.7	28.9	32.0	27.8	23.0	21.6			20.9	21.0
Capacity and sales														
Million t														
Sales of cement	9.6	9.5	4.6	5.2	6.6	6.5	3.9	3.9	16.6	14.2	(1.7)	(1.6)	39.6	37.7
Sales of mineral components	0.5	0.5	0.6	0.7				0.2	0.2	0.1			1.3	1.5
Sales of aggregates	28.1	25.4	16.7	17.9	3.1	3.2	2.1	2.9	1.1	0.7			51.1	50.1
Sales of asphalt	1.7	1.4	2.3	2.9									4.0	4.3
Million m[3]														
Sales of ready-mix concrete	5.2	5.5	2.1	1.8	2.6	2.5	0.6	0.7	1.3	1.1			11.8	11.6

Information by product	Cement[3]		Aggregates		Other construction materials and services		Corporate / Eliminations		Total Group	
April–June (unaudited)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Income statement										
Million CHF										
Net sales to external customers	4,277	3,736	584	488	2,413	2,027			7,274	6,251
Net sales to other segments	345	332	327	255	72	176	(744)	(763)		
Total net sales	4,622	4,068	911	743	2,485	2,203	(744)	(763)	7,274	6,251
Operating EBITDA[1]	1,557	1,343	209	202	216	171			1,982	1,716
Operating EBITDA margin in %	33.7	33.0	22.9	27.2	8.7	7.8			27.2	27.5

5 Change in consolidated net sales

Million CHF	January–June 2007	January–June 2006	April–June 2007	April–June 2006
Like for like	1,009	865	526	384
Change in structure	962	1,747	240	642
Currency translation effects	152	397	257	85
Total	**2,123**	**3,009**	**1,023**	**1,111**

6 Change in consolidated operating EBITDA

Million CHF	January–June 2007	January–June 2006	April–June 2007	April–June 2006
Like for like	340	273	146	108
Change in structure	244	308	55	206
Currency translation effects	23	99	65	23
Total	**607**	**680**	**266**	**337**

7 Other income net

Million CHF	January–June 2007	January–June 2006	April–June 2007	April–June 2006
Dividends earned	4	5	3	2
Other ordinary income net	1,231	34	1,217	23
Depreciation and amortization of non-operating assets	(2)	(14)	(1)	(13)
Total	**1,233**	**25**	**1,219**	**12**

In 2007, the position other ordinary income net mainly includes the gain on the disposal of South Africa and gains on disposal of property, plant and equipment.

8 Financial income

Million CHF	January–June 2007	January–June 2006	April–June 2007	April–June 2006
Interest earned on cash and marketable securities	98	61	59	34
Other financial income	12	18	6	10
Total	**110**	**79**	**65**	**44**

9 Financial expenses

Million CHF	January–June 2007	January–June 2006	April–June 2007	April–June 2006
Interest expenses	(432)	(452)	(220)	(219)
Fair value changes on financial instruments	(24)	(86)	(10)	(9)
Amortized discounts on bonds and private placements	4	(21)	10	(12)
Other financial expenses	(39)	(17)	(20)	0
Foreign exchange gain net	13	80	5	16
Financial expenses capitalized	12	1	7	1
Total	**(466)**	**(495)**	**(228)**	**(223)**

The position fair value changes on financial instruments includes a charge of CHF 22 million (2006: 101) on the USD convertible bonds. The revised IFRS (January 1, 2005) require in connection with convertible bonds in foreign currencies that changes in the fair value of the conversion option rights are charged to the income statement. In the first half 2006, the changes were primarily driven by the increase of the underlying Holcim share price.

Financial expenses capitalized comprise interest expenditures on large-scale projects during the year.

10 Bonds

On February 20, 2007, Holcim Ltd issued new notes of CHF 400 million with fixed interest rate (3.125%, 2007–2017). In addition, Holcim Overseas Finance Ltd. issued notes of CHF 250 million with fixed interest rate (3%, 2007–2013) which are guaranteed by Holcim Ltd. Both series of notes were issued under the EUR 5 billion Euro Medium Term Note Program of Holcim to refinance existing debt and swapped into floating interest rates at inception.

In the first quarter 2007, Ambuja Cements Ltd. fully repaid the following non-convertible debentures with fixed interest rate: INR 650 million (9.28%, 2002–2007), INR 250 million (9.28%, 2002–2007) and INR 200 million (9.45%, 2002–2007).

11 Conversion of convertible bonds

From January to June 2007, USD convertible bonds (0%, 2002–2017) with a nominal value of USD 120 million and CHF convertible bonds (1%, 2002–2012) with a nominal value of CHF 550 million were converted into 7,555,788 newly issued, fully paid-in registered shares of Holcim Ltd with a par value per share of CHF 2 (through the use of conditional share capital). As a result, the share capital increased by CHF 15,111,576 to CHF 525,808,826.

12 Contingent liabilities

No significant changes.

13 Dividends

In conformity with the decision taken at the Annual General Meeting on May 4, 2007, a dividend related to 2006 of CHF 2.00 per registered share has been paid on May 10, 2007. This resulted in a total ordinary dividend payment of CHF 522 million.

14 St. Lawrence Cement Group Inc.

On May 14, 2007, Holcim and St. Lawrence Cement Group Inc. (SLC) reached an agreement whereby Holcim will offer CAD 40.25 in cash per share for all the outstanding class A subordinate voting shares that Holcim does not already own and all the outstanding class 1 special shares of SLC. The total value of the offer is approximately CAD 630 million.

15 Post-balance sheet events

On July 13, 2007, Holcim increased its offer to the minority shareholders of St. Lawrence Cement Group Inc. from CAD 40.25 to CAD 43.50 in cash per share which resulted in a revised offer of CAD 681 million. The transaction has in the meantime been successfully completed with the purchase of all outstanding shares.

In July 2007, USD convertible bonds (0%, 2002–2017) with a nominal value of USD 11 million and CHF convertible bonds (1%, 2002–2012) with a nominal value of CHF 50 million were converted into 681,677 newly issued, fully paid-in registered shares of Holcim Ltd with a par value per share of CHF 2 (through the use of conditional share capital). As a result, the share capital increased by CHF 1,363,354 to CHF 527,172,180.

As most of both USD convertible bonds and CHF convertible bonds have been converted, Holcim exercised its right to redeem the remaining outstanding bonds.

16 Principal exchange rates

	Income statement			Balance sheet		
	Average exchange rates in CHF Jan–June			Closing exchange rates in CHF		
	2007	2006	±%	30.6.2007	31.12.2006	30.6.2006
1 EUR	1.63	1.56	+4.5	1.66	1.61	1.57
1 GBP	2.42	2.27	+6.6	2.47	2.40	2.26
1 USD	1.23	1.27	–3.1	1.23	1.22	1.23
1 CAD	1.09	1.12	–2.7	1.16	1.05	1.11
100 MXN	11.22	11.66	–3.8	11.40	11.24	10.89
1 ZAR	0.17	0.20	–15.0	0.17	0.17	0.17
100 INR	2.88	2.82	+2.1	3.02	2.75	2.68
100 THB	3.58	3.29	+8.8	3.55	3.44	3.23
1000 IDR	0.14	0.14		0.14	0.14	0.13
100 PHP	2.57	2.44	+5.3	2.66	2.49	2.32
1 AUD	1.00	0.94	+6.4	1.05	0.97	0.92

Holcim securities

The Holcim shares (security code number 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLN.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 34.9 billion at June 30, 2007.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial reporting calendar

Press and analyst conference for the third quarter 2007	November 7, 2007
Press and analyst conference on annual results for 2007	February 27, 2008
First quarter 2008 results	May 6, 2008
General meeting of shareholders	May 7, 2008
Dividend payment	May 13, 2008
Half-year 2008 results	August 21, 2008
Press and analyst conference for the third quarter 2008	November 12, 2008

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com

The German version is binding

Printed in Switzerland on FSC paper

With their design for the new Stuttgart main train station, Christoph Ingenhoven and his team put forward an impressive manifest for sustainable architecture.

The Holcim Foundation for Sustainable Construction has presented its first-ever awards for outstanding sustainable construction projects. They were described in the Annual Report 2006. The Global Holcim Awards went to (portraits from right to left): Christoph Ingenhoven (Germany), Silvia Soonets, Isabel and Maria Ines Pocaterra (Venezuela), Luigi Centola (Italy) and Daniel Pearl (Canada).





Holcim is a worldwide leading producer of cement and aggregates. Further activities include the provision of ready-mix concrete and asphalt as well as other services. The Group works in more than 70 countries and employs almost 90,000 people.

END